STATEMENT OF FINANCIAL CONDITION

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)
December 31, 2018
With Report of Independent Registered Public Accounting Firm

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFS Derivatives LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip- 28th floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith A. Ricciardi (212) 791-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas- 38th Floor	New York	NY	10036-2603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Judith A. Ricciardi_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__TFS Derivatives LLC_____ , as

of __December 31_____, 20 __18____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

Financial & Operations Principal
_____
Title


_____
Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires Sept. 7, 20 *21*

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2018

Contents

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of TFS Derivatives LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TFS Derivatives LLC (the "Company") as of December 31, 2018 , the related statements of income, changes in stockholder's equity, changes in liabilities, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as TFS Derivatives LLC's auditor since 2018.

New York, New York
February 27, 2019

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	3,873,045
Due from Parent		41,646
Prepaid expense		8,512
Total assets	$	3,923,203

Stockholder's equity

Stockholder's equity:		
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		2,244,999
Retained earnings		1,678,203
Total stockholder's equity	$	3,923,203

The accompanying notes are an integral part of the statement of financial condition

TFS Derivatives LLC

(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to the Statement of Financial Condition

December 31, 2018

1. Organization and Description of Business

TFS Derivatives LLC (the "Company or TFSD"), is a Delaware limited liability corporation and a wholly-owned subsidiary of Tradition America Holdings, Inc. (the "Parent or TAH"), which, in turn, is a wholly-owned subsidiary of Tradition Service Holding S.A. ("TSH"), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition ("CFT"), a company also organized in Switzerland.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company was not active in 2018.

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies.

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition and the accompanying notes are reasonable; however, actual results could differ from those estimates.

Fair Value

ASC 820, *Fair Value Measurements* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value

Notes to the Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Fair Value (continued)

hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy. At December 31, 2018 the Company did not have any assets or liabilities requiring fair value measurement under ASC 820.

Income Taxes

The Company is a single-member LLC and treated as a disregarded entity for federal and state income tax purposes. As such, the Company does not pay any U.S. federal, state or local income taxes. However, in accordance with ASC 220-10-S99-3 the Company has calculated and recorded its income taxes on a standalone basis. As such, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions. Tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more-likely-than-not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition.

Going Concern

ASC 205-40, *Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances. At December 31, 2018 no conditions existed that would raise substantial doubt about the Company's ability to continue as a going concern.

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to the Statement of Financial Condition (continued)

3. Related-Party Transactions

Included in due from Parent in the statement of financial condition is $41,646 related to a reversal of previously allocated expenses. The amounts due are non-interest bearing and due on demand.

For the year ended December 31, 2018, the Company did not have any subordinated debt.

4. Income Taxes

As of March 31, 2016, the Company is treated as a disregarded entity for federal and state income tax purposes and is included in the consolidated federal and combined state and local income tax returns filed by the Parent. As noted above, the Company records income taxes for financial reporting purposes on a separate company basis.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company does not have any deferred tax assets or liabilities on its books as of December 31, 2018.

The Company is required to make an evaluation of its tax positions taken or expected to be taken to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority.

Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company accounts for any reserves as a component of income tax expense. As of and during the year ended December 31, 2018, the Company did not have any liabilities, interest or penalties related to uncertain tax positions.

The Company is not currently under any federal, state or local jurisdiction audit. The Company does not have unrecognized tax benefits. As of December 31, 2018, the former and current parent's tax returns are subject to examination by tax authorities for 2015 through 2016 and 2016 through 2017 respectively. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

5. Regulatory Requirements

The Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") or the CFTC's Regulation 1.17 ("Regulation 1.17"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to the Statement of Financial Condition (continued)

5. Regulatory Requirements (continued)

that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. Rule 15c3-1 requires that the Company maintains minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company is subject to a minimum net capital requirement of $45,000 under Regulation 1.17.

At December 31, 2018, the Company had net capital of $3,873,045 which was $3,828,045 in excess of its required net capital of $45,000 under Regulation 1.17. The Company's percentage of aggregate indebtedness to net capital was approximately 0% at December 31, 2018.

6. Concentration of Credit Risk

At December 31, 2018, the Company's cash was held at one major financial institution. The aggregate balance of all accounts held by the financial institution is insured up to $250,000 by the Federal Deposit Insurance Corporation, making $3,623,000 uninsured.

7. Subsequent Events

The Company has evaluated subsequent events through the date this statement of financial condition was available to be issued and has noted no significant events since the date of the statement of financial condition.